Annual Report

Cover Page

Name of issuer:

Loveseat, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 7/6/2015

Physical address of issuer:

7724 Clairemont Mesa Blvd
San Diego CA 92111

Website of issuer:

https://www.loveseat.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$223,599.72	$360,781.25
Cash & Cash Equivalents:	$143,902.78	$121,230.04
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$71,126.23	$97,598.78
Long-term Debt:	$22,294.64	$31,523.29
Revenues/Sales:	$1,085,011.86	$1,920,425.21
Cost of Goods Sold:	$273,351.96	$638,107.57
Taxes Paid:	$0.00	$0.00
Net Income:	($286,100.63)	($447,988.06)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Loveseat, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gabriel Weinberg	CEO & Founder	Duckduckgo	2015
Chris Stanchak	CEO	Loveseat, Inc	2015
Jenny Stanchak	CTO	Loveseat, Inc	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Chris Stanchak	CEO	2015
Jenny Stanchak	CTO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Stanchak	4500000.0 common stocks	29.6
Jenny Stanchak	4500000.0 common stocks	29.6

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A large well-funded established player (Amazon, eBay, etc) could enter the localized auction business and disrupt our plans.

At this time, the Company's operations are limited to Southern California. The market opportunity may not be the same in other regions. This may limit the Company's ability to grow.

The Company plans to expand into other categories beyond furniture and decor. The economics associated with these expansions may not be similar to the economics of the existing category.

The Company may not raise enough capital to fund its losses while trying to get to profitability.

The Company's current auction locations are based where it previously had retail operations. The cost and effort associated with launching an auction may be different in a location where it has not had a prior operation.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common stocks	16,914,637	9,000,000	Yes
Series seed preferred stocks	4,292,583	4,292,583	Yes
Series seed 2	2,819,284	1,513,773	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	288,863

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Wells Fargo
Issue date	11/29/16
Amount	$57,000.00
Outstanding principal plus interest	$36,133.89 as of 05/16/19
Interest rate	5.0% per annum
Maturity date	12/05/22
Current with payments	Yes

Loan

Lender	Square Capital
Issue date	03/16/18
Amount	$62,500.00
Outstanding principal plus interest	$24,240.64 as of 05/20/19
Interest rate	13.0% per annum
Maturity date	09/12/19
Current with payments	Yes

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2017	Regulation D, Rule 506(b)	Preferred stock	$536,935	General operations
5/2018	Regulation Crowdfunding	SAFE	$179,702	General operations
7/2018	Regulation D, Rule 506(c)	SAFE	$50,000	General operations
5/2019	Regulation D, Rule 506(c)	SAFE	$100,000	General operations
11/2019	Regulation D, Rule 506(c)	SAFE	$10,000	General operations
12/2019	Regulation Crowdfunding	SAFE	$63,145	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Loveseat.com is a thriving local online auction marketplace in San Diego & Los Angeles. Today we are selling over 2,000 pieces of furniture and decor on a monthly basis. We plan to scale up our operations in our current markets as well as to expand geographically, ultimately to every city in the United States.

We intend to take Loveseat nationwide. While our only focus at this time is home furnishings, there are many other categories where we think the Loveseat experience is significantly better than the incumbents. By combining online auctions with a physical warehouse, we're able to eliminate the pricing friction of Craigslist and the shipping friction of eBay. There is potential to build a $1b/year transactional marketplace focused exclusively on local used goods.

Milestones

Loveseat, Inc was incorporated in the State of Delaware in July 2015.

Since then, we have:

- Selling 500+ pieces of furniture each week.
- 96% of items sell in 1 week at an average price of $55.
- Solid founding team - Wharton / Venmo (exit) / Ticketleap (exit).
- 61% of bidders repeat monthly.
- Take rate is 68% of Gross Merchandise Sales.
- Market opportunity north of $1b annually.
- Nearly 25% of consignors have participated in 3+ auctions.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,085,011.86 compared to the year ended December 31, 2018, when the Company had revenues of $1,920,425.21. Our gross margin was 74.81% in fiscal year 2019, compared to 66.77% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $223,599.72, including $143,902.78 in cash. As of December 31, 2018, the Company had $360,781.25 in total assets, including $121,230.04 in cash.
- *Net Loss.* The Company has had net losses of $286,100.63 and net losses of $447,988.06 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $93,420.87 for the fiscal year ended December 31, 2019 and $129,122.07 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $119,500 in debt, $1,793,332 in equity, and $405,337 in SAFEs.

Our business is currently operationally profitable and we do not anticipate the financial need to raise money in the future. We are considering the possibility of raising additional funds to fuel growth across geographies and categories.

Runway & Short/Mid Term Expenses

Loveseat, Inc cash in hand is $261,303.69, as of May 2020. Over the last three months, revenues have averaged $172,937.51/month, cost of goods sold has averaged $72,465.18/month, and operational expenses have averaged $81,118.29/month, for an average net margin of $19,354.04 per month. Our intent is to be profitable in 6 months.

Our financial operations were profitable in Q1 2020 and April 2020. We continue to expand to new categories and a larger percentage of our business is new, returned merchandise rather than vintage items.

We expect our revenues to grow over the next 3-6 months as we expand our operations by moving into larger warehouses and new cities. Expenses will grow accordingly, but we expect to remain operationally profitable.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.loveseat.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Chris Stanchak
- Gabriel Weinberg
- Jenny Stanchak

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Loveseat, Inc

By

Chris Stanchak

Cofounder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gabriel Weinberg
Director
6/10/2020

Jennifer Stanchak
Cofounder & CTO
6/10/2020

Chris Stanchak
Cofounder & CEO
6/10/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.